Robert S. McLean Vice President, General Counsel and Secretary robert.mclean@enproindustries.com

August 22, 2012

Via EDGAR

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-4631

Re:	EnPro Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-31225

Dear Mr. O’Brien:

This letter responds to the comments on the Form 10-K (“the Company’s 2011 Form 10-K”) for the fiscal year ended December 31, 2011 of EnPro Industries, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to the Company dated July 13, 2012. We have repeated your comments below in italics and have included our responses to each, as well as drafts of additional disclosures that we propose to make in our future filings as requested in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 9

Certain of our subsidiaries filed petitions to resolve asbestos litigation, page 9

1. In future filings, please revise this risk factor to include specific material information relating to the risks connected to the pending asbestos matters. In particular, please discuss the estimated amount of your liability, the progression of the litigation to date, the amount of legal and settlement expenses to date, and any specific uncertainties or risks regarding insurance payments, including the limited amount that is available to cover current and future asbestos claims, as disclosed in Note 20 to the financial statements. Further, we note that you disclosed in your earnings call for the first quarter of 2012 that the asbestos claimants and future claims representative are seeking to expand the claims beyond the subsidiaries to

5605 Carnegie Boulevard

Charlotte NC 28209-4674

Phone 704 731 1519

Fax 704 731 1511

www.enproindustries.com

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 2

include EnPro Industries, Inc. and related subsidiaries. Please disclose this fact in your future Exchange Act reports, including any material risks related to this expansion of the asbestos claims, both in your risk factors and in your Legal Proceedings disclosure, as appropriate. Please provide us with draft disclosure showing how you will present this information in future filings.

Company response:

Prior to our Form 10-Q for the period ended September 30, 2010, our periodic reports on Forms 10-K and 10-Q included detailed information regarding:

•	asbestos claims, including roll-forwards of claims pending against, and those resolved by, the Company’s subsidiaries,

•	results of litigation of asbestos claims at the trial court level and on appeal, insurance matters (including risks associated with collection of insurance) and

•

the associated risks to the Company and its subsidiaries (see, e.g., the Company’s Form 10-K for the year ending December 31, 2009, at pages 33-39 and Note 17 to the Consolidated Financial Statements).

On June 5, 2010 (the “Petition Date”) certain of our subsidiaries, Garlock Sealing Technologies LLC, The Anchor Packing Company and Garrison Litigation Management Group, Ltd. (which we collectively refer to as “GST”), filed for Chapter 11 protection and were deconsolidated from our financial statements. The filing of the Chapter 11 cases by GST automatically stayed the prosecution of pending asbestos lawsuits and initiation of new asbestos lawsuits against GST. Further, the bankruptcy court issued an order enjoining plaintiffs from bringing or further prosecuting asbestos products liability actions against affiliates of GST, including the Company and its subsidiaries, during the pendency of the Chapter 11 proceedings, subject to further order.

Because of the bankruptcy stay and this order, no new claims have been filed against the Company’s subsidiaries since the Petition Date. Consequently, the number of claims pending against the Company’s subsidiaries has not changed since the Petition Date, except as a result of the resolution of appeals from verdicts rendered prior to the Petition Date. The number of pending claims was reported in the Company’s 2009 Form 10-K and its quarterly reports for the first and second quarters of 2010. The progress of the appeals permitted to proceed by the court’s order has been addressed in each of our quarterly and annual reports since the Petition Date and was updated in the “Appeals” subsection of the “Asbestos” section in Note 20, “Commitments and Contingencies,” to the Consolidated Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). The bankruptcy stay and its implications have been disclosed in each of our quarterly and annual reports filed subsequent to the Petition Date, including in the MD&A section of the Company’s 2011

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Form 10-K under the heading, “Asbestos,” and after the caption, “Background on Asbestos-Related Litigation and Recent Developments.”

As a result of the GST Chapter 11 bankruptcy filing and its subsequent deconsolidation, we believe there are five risks that result from the proceeding and the underlying asbestos claims. These risks are listed in the five bullet points in the referenced risk factors section: (1) the value of the deconsolidated subsidiaries; (2) the uncertainty of the number and per claim value of asbestos claims; (3) insurance collections; (4) the potential for claims to reach beyond the filed entities; and (5) the costs of the proceedings (which are being borne by the deconsolidated entities). We intend to enhance our disclosure with respect to these matters in future filings, and have included such enhanced disclosure in our Form 10-Q for the period ended June 30, 2012 in Note 14 to the Consolidated Financial Statements and under the headings “Subsidiary Bankruptcy” and “Asbestos” in the “Contingencies” section of MD&A. For ease of reference, we have excerpted those sections of MD&A of that Form 10-Q and have reproduced them in Appendix 3 to this letter. We will revise the referenced risk factor and the “Legal Proceedings” section in future filings to add specific summaries of these enhanced disclosures. We have included draft disclosures of the referenced risk factor and the “Legal Proceedings” section in Appendix 1 and Appendix 2 to this letter.

As set forth in Appendix 3, the enhanced disclosures include:

•

An update of developments in the bankruptcy proceeding, including information concerning GST’s proposed plan of reorganization, the schedule and significance of the estimation proceeding, and the fees and expenses recorded in the case;

•	Disclosure regarding the number of claims resolved and the associated costs prior to the Petition Date;

•	Additional disclosure about the effects of the bankruptcy filing and specifically about the bankruptcy stay;

•	Information about pending claims, including information discovered about pending claims in the estimation process;

•	Additional information about insurance coverage;

•	Information about product defenses similar to the information provided in filings prior to the Petition Date; and

•	Additional information about appeals.

The enhanced disclosures added in response to the Staff’s comment are indicated by underlining on Appendix 3.

The estimated amount of the liability claims for deconsolidated subsidiary GST is set forth in the 2011 Form 10-K on the face of GST’s balance sheet that is included in Note 19 to the Consolidated Financial Statements, “Garlock Sealing Technologies LLC and

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Garrison Litigation Management Group, Ltd.,” beside the caption “Liabilities subject to compromise,” with an appropriate note that refers to asbestos-related claims. With respect to a range of estimates of asbestos liability, please see our response to Comment 9, below.

We have included in our Form 10-Q for the period ended June 30, 2012, the following disclosure responsive to the Staff’s comment regarding expansion of asbestos claims: “During the course of the Chapter 11 proceedings, the claimant representatives have asserted that affiliates of the filed entities, including the Company and Coltec, should be held responsible for the asbestos liabilities of the filed entities under various theories of derivative corporate responsibility including veil-piercing and alter ego. Claimant representatives filed a motion with the Bankruptcy Court asking for permission to sue us based on those theories. In a decision dated June 7, 2012, the Bankruptcy Court denied the claimant representatives’ motion without prejudice, thereby potentially allowing the representatives to re-file the motion after the estimation trial scheduled for 2013.” The referenced risk factor includes the risk of asbestos exposure potentially extending beyond the filed entities arising from corporate veil piercing efforts or other claims by asbestos plaintiffs.

Legal Proceedings, page 17

2. In future filings, please provide an update of the recent material developments relating to the asbestos matters within this section. For example, we note that in your earnings call for the fourth quarter of 2011 you discuss that GST has proposed a $250 million plan of reorganization to permanently resolve all present and future asbestos claims. Given the significance of the bankruptcy proceeding and the asbestos claims in general, this section should provide a comprehensive overview of the status of such matters, including the current state of the bankruptcy proceeding and any expected future developments. Please provide us with draft disclosure showing how you will present this information in future filings.

Company response:

In future filings, we will provide disclosures responsive to the Staff’s comment. As stated in our response to Comment 1, we have included in our Form 10-Q for the period ended June 30, 2012, in the “Contingencies” section of MD&A under the heading “Asbestos” and in Note 14, “Commitments and Contingencies,” to the Consolidated Financial Statements enhanced disclosure concerning the plan of reorganization proposed by GST and an update on the current status of the case, which disclosures are reproduced in Appendix 3. We intend to update these disclosures in future filings as circumstances warrant. In addition, in future filings we will include more specific cross references to the disclosure in the “Legal Proceedings” section as set out in Appendix 2.

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 5

2011 Compared to 2010, page 27

3. In future filings, please provide a discussion of the business reasons for changes in the various line items from year to year. For example, in your discussion of your operating results for Engineered Products, you attribute increased sales and profits for GGB and CPI to higher volume and price increases, but you do not provide the business reasons underlying such changes, or specify the specific impact that these changes had on the overall change in net sales. Further, in circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason on the overall change in the line item. In addition, we note that throughout this discussion, you disclose the contribution made by “acquisitions completed since 2010.” However, in light of the significant number of acquisitions you completed in 2011 and the substantial impact of these acquisitions on your business, this section should provide additional detail of the material affect of specific acquisitions completed in 2011 and how such acquisitions impacted the results for each segment. Please note that Management’s Discussion and Analysis should identify and address key variables and other qualitative and quantitative factors which are unique to you and necessary for an understanding and evaluation of your company. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Company response:

In response to the Staff’s comment, in future filings we will expand our Results of Operations discussion in MD&A to include more information about the material business reasons for changes in our results year-to-year. Given that we do not have material concentrations of sales to specific customers, except in the Engine Products and Services segment, the sales-related business reasons will be focused on, for example, end-user markets, geographic markets, the addition of acquisitions, and the effects of changes in foreign exchange rates, as applicable to the consolidated and segment results. In addition, we will provide information to quantify multiple material year-to-year business reasons underlying the changes in segment profits, e.g., the addition of acquisitions, the effect of changes in foreign exchange rates, volume/mix, and cost.

In past filings, we have discussed the results of operations for acquisitions in the aggregate because the acquisitions were not individually significant. In future filings, we will provide additional information regarding the material effects of significant acquired businesses and how such acquisitions impacted the results for each segment.

Liquidity and Capital Resources, page 32

4. We note your disclosure on page 32 that $28 million in cash and cash equivalents is held outside of the United States. In future filings, please expand your liquidity disclosure to inform investors of the range of potential tax consequences associated with repatriating the cash

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 6

held outside the United States. Further, please provide disclosure regarding any future cash repatriation plans. Please also disclose any risks relating to repatriation in your risk factor section, as applicable.

Company response:

There are no legal restrictions from repatriation in any of the countries outside of the U.S. where we have cash; however, all of our undistributed foreign earnings are permanently reinvested in foreign countries or foreign markets. We have no plans to repatriate any of the foreign based cash or earnings based on our intended uses of the foreign-based cash and our existing liquidity in the U.S. In future filings, we will include language similar to the following in the Liquidity and Capital Resources section:

“As of Month XX, 20XX, we held approximately $XX million in cash and cash equivalents in the United States and $XX million of cash and cash equivalents outside of the United States. If the funds held outside the United States were needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate cash to fund our U.S. operations.”

We do not plan to add a risk factor regarding repatriation because we do not believe it is a material risk.

Cash Flows, page 32

5. You disclose that as of December 31, 2011 that approximately $28 million or 91% of your cash and cash equivalents were held outside of the United States. From disclosure in Note 6 to your financial statements, it appears you do not intend to repatriate the funds. In future filings please disclose the following:

•	You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not intend to repatriate them; and

•

Quantify the amount of cash and cash equivalents, including restricted cash and cash equivalents held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars.

•

Please also explain the implications of any such restrictions upon your liquidity. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 7

Company response:

The Staff is correct in stating the Company does not intend to repatriate the $28 million of cash and cash equivalents held outside the U.S. In future filings, the Staff’s comments in the three bullets will be addressed as follows:

•

Disclosure of the requirement to accrue and pay U.S. taxes on repatriated funds, if any funds were to be repatriated, will be addressed as described in our response to Comment 4. We also will indicate our continued intention not to repatriate as described in our response to Comment 4.

•

There were no material amounts of cash and cash equivalents, including restricted cash and cash equivalents, held by foreign subsidiaries as of December 31, 2011, where the funds were not readily convertible into other foreign currencies, including U.S. dollars. If this changes in the future, we will disclose any material amount of cash and cash equivalents that is not readily convertible.

•

Given there were no restrictions on convertibility, no disclosure regarding any effects on our liquidity was warranted as of December 31, 2011. If this changes in the future, we will disclose any material amount of cash and cash equivalents that is not readily convertible.

Goodwill and Other Intangible Assets, page 39

6. On page 25 you state you used discounted cash flow and market valuation approaches to estimate the fair value of your reporting units. Please provide expanded disclosure to clarify how you combine or consider the outcomes of these two methods to determine your estimates. Also, for any reporting unit with material goodwill that has a fair value that is not substantially in excess of carrying value, please provide the following disclosures:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 8

If material goodwill does not exist at reporting units that are at risk of failing step one (i.e. with fair value not substantially in excess of carrying value) or there are no reporting units at risk, please disclose that fact.

Company response:

In future filings, we will add disclosure responsive to the Staff’s comment. For the 2011 Form 10-K, such disclosure would have read as follows:

“To estimate the fair value of its reporting units, the Company uses both discounted cash flow and market valuation approaches. The discounted cash flow approach uses cash flow projections to calculate the fair value of each reporting unit while the market approach relies on market multiples of similar companies. The key assumptions used for the discounted cash flow approach include business projections, growth rates, and discount rates. The discount rate the Company uses is based on its weighted average cost of capital. For the market approach, the Company chooses a group of 18 companies it believes are representative of its diversified industrial peers. The Company used a 70% weighting for the discounted cash flow valuation approach and a 30% weighting for the market valuation approach, reflecting its belief that the discounted cash flow valuation approach provides a better indicator of value since it reflects the specific cash flows anticipated to be generated in the future by the business.

“The Company completed its required annual impairment tests of goodwill as of October 1, 2011, 2010, and 2009. The Company determined all reporting units had fair values substantially in excess of carrying values and there were no subsequent indicators of impairment through December 31, 2011.”

In the future, if our goodwill impairment tests indicate that the estimated fair value of any of our reporting units is not substantially in excess of its carrying value, we will provide the additional disclosures noted in the Staff’s comment.

Note 14 – Fair Value Measurements, page 82

7. Please revise future filings to clarify how you combined or otherwise considered the results of the discounted cash flow and market valuation approaches to calculate your estimate of $236.9 million for the fair market value of GST. Also, please provide more details on your criteria for identifying similar businesses for the market approach. Your disclosure states you used businesses of similar size. Provide us supplementally with the names of the businesses and tell us how you considered the bankruptcy petitions and asbestos litigation of the GST entities in considering the applicability of the similar businesses. Also, please consider the need to address this estimate in your future discussions of critical accounting policies in MD&A.

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 9

Company response:

The calculation of the fair value of GST was a one-time occurrence as of the Petition Date. At that time, we used a 70% weighting for the discounted cash flow valuation approach and a 30% weighting for the market valuation approach, reflecting our belief that the discounted cash flow valuation approach provided a better indicator of value because it reflected the specific cash flows anticipated to be generated in the future by the business. For the market valuation approach, we were unable to identify any acquisition data involving sealing-related companies and, therefore, relied on composite acquisition data for companies of similar size to GST. More specifically, the market valuation was derived by applying a composite acquisition multiple taken from the Spring 2010 issue of Dealmaker, a William Blair & Company newsletter. William Blair cites GTCF Research and Capital IQ as sources for the underlying composite data. Given that the market data used was a composite that did not specifically address bankruptcy issues, we believed it was appropriate to assign a higher weighting to the discounted cash flow valuation approach.

In the future, we will expand our disclosure. For the 2011 Form 10-K, such disclosure would have read as follows:

“The investment in GST is subject to periodic reviews for impairment. To estimate the fair value, the Company considers many factors and uses both discounted cash flow and market valuation approaches. In the discounted cash flow approach, the Company uses cash flow projections to calculate the fair value of GST. The key assumptions used for the discounted cash flow approach include expected cash flows based on internal business plans, historical and projected growth rates, discount rates, estimated asbestos claim values and insurance collection projections. The Company does not adjust the assumption about asbestos claims values from the amount reflected in the liability it recorded prior to the deconsolidation. The asbestos claims value will be determined in the claims resolution process, either through negotiations with claimant representatives or, absent a negotiated resolution, by the Bankruptcy Court after contested proceedings. The Company’s estimates are based upon assumptions it has consistently applied in prior years and which are believed to be reasonable, but which by their nature are uncertain and unpredictable. For the market approach, the Company uses recent acquisition multiples for businesses of similar size to GST. The Company uses a 70% weighting for the discounted cash flow valuation approach and a 30% weighting for the market valuation approach, reflecting its belief that the discounted cash flow valuation approach provides the best indication of value since it reflects the specific cash flows anticipated to be generated in the future by GST.”

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 10

After adding the expanded disclosure modeled above, we do not plan to add a critical accounting policy for the GST valuation.

Note 20 – Commitments and Contingencies, page 96

8. For the environmental contingencies and matters relating to Colt Firearms, Central Moloney, and Crucible Materials Corporation, please disclose the amount or range of reasonably possible loss in addition to amounts accrued or that the amount cannot be estimated. Alternatively, you can disclose that the reasonably possible range of loss in addition to amounts accrued is not material to the financial statements.

Company Response:

In future filings, we will include disclosure responsive to the Staff’s comment. Please see pages 19 and 35 of our Form 10-Q for the period ended June 30, 2012 for such disclosures with respect to matters relating to Colt Firearms, Central Moloney and Crucible Materials Corporation. For environmental contingencies, we will include disclosure responsive to the Staff’s comment beginning with our Form 10-Q for the period ending September 30, 2012.

9. We note your disclosure in Note 19 that the $469.2 recorded for “Liabilities subject to compromise” includes “pre-petition unsecured claims.” Further, we note that much of your disclosure in Note 20 provides information about the asbestos claims prior to the petition date. Please tell us what efforts you have made to estimate the entire amount of the obligations you or GST will incur post-petition date in connection with the bankruptcy proceeding, including the amount you may have to contribute to any trust established or to affect a plan of reorganization. With a view toward future disclosures, please tell us whether you have estimated such amounts, and if not, please advise us as to your efforts in this regard.

Company response:

We have reviewed in detail all aspects of GST’s bankruptcy proceeding and liability estimate, have had discussions with the estimation expert retained by GST counsel and with external counsel, and have evaluated asbestos-driven Chapter 11 cases of unrelated companies. In each asbestos-driven Chapter 11 case that has been resolved to date, the amount of the debtor’s liability has been determined as part of a consensual plan of reorganization agreed to by the debtor and its creditors, including asbestos claimants and a representative of potential future claimants. Based on our review of the outcomes of previous asbestos-related bankruptcies, we do not believe the outcomes had a correlation to any particular factor that can be transferred to an analysis of GST’s case. In addition, we believe that GST will demonstrate that its products could not have been a substantial contributing cause of any asbestos-related disease; whereas, because of the nature of at

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 11

least some of their asbestos-containing products, the companies involved in prior asbestos bankruptcies could not assert a complete causation defense. As a result, we do not believe that there is a reliable process by which to estimate, with any degree of accuracy, the ultimate determination of the amount of GST’s asbestos liability, what GST will be required to pay in respect of that liability, and what the Company may also have to pay or may elect to pay. The ultimate determination of those matters will be made either through negotiation and settlement or by a judge. Accordingly, we believe that there is no reliable basis upon which the estimate, last updated prior to the Petition Date, can be revised prior to the development of a consensual plan or a determination by the court. We will include explanatory disclosure with respect to this matter in future filings and have included such disclosure in our Form 10-Q for the period ended June 30, 2012 on pages 40-41, in the “Liability Estimate” subsection under the heading “Asbestos,” and also in Note 14 to the Consolidated Financial Statements contained in that filing. For ease of reference, such disclosure is included in Appendix 3 to this letter.

Asbestos, page 98

10. We note your disclosure that as of December 31, 2011, you have submitted $122 million worth of claims paid by GST to insurance companies for reimbursement, but as of the end of the period you had only received $32.7 million in insurance payments since the Petition Date. Please tell us what efforts you have made to estimate the entire gross amount of insurance recoveries you expect to receive, taking into account any and all disputed amounts and the financial viability of the insurance carriers.

Company response:

We have estimated the entire gross amount of insurance recoveries we expect GST to receive, taking into account any and all disputed amounts, prior court decisions with respect to coverage and the financial viability of the insurance carriers based on independent credit ratings of S&P and A.M. Best. At June 30, 2012, the Company had $147.3 million of insurance coverage the Company believes is available to cover current and future asbestos claims payments and certain expense payments. Of the $147.3 million of available insurance coverage remaining, the Company considers $144.6 million (98%) to be of high quality because the insurance policies are written or guaranteed by U.S.-based carriers whose credit rating by S&P is investment grade (BBB-) or better, and whose AM Best rating is excellent (A-) or better. The Company considers $2.7 million (2%) to be of moderate quality because the insurance policies are written with various London market carriers. There are specific agreements in place with carriers covering $109.6 million of the available coverage. Based on those agreements and the terms of the policies in place and prior decisions concerning coverage, the Company is of the view that substantially all of the $147.3 million of insurance proceeds will ultimately be collected, although there can be no assurance that the insurance

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 12

companies will make the payments as and when due. Based on those agreements and policies, some of which define specific annual amounts to be paid and others of which limit the amount that can be recovered in any one year, the Company anticipates that $36.9 million will become collectible at the conclusion of GST’s Chapter 11 proceeding and that the following amounts will be collected in the years set out regardless of when the case concludes:

•	2012 – $5.7 million (in the second half of the year);

•	2013 – $22.7 million;

•	2014 – $20 million;

•	2015 – $20 million;

•	2016 – $18 million;

•	2017 – $13 million; and

•	2018 – $11 million.

We will include enhanced disclosure in our future periodic filings with respect to these insurance matters and have included disclosure of such matters in our Form 10-Q for the period ended June 30, 2012 in MD&A, under the heading “Asbestos” and after the caption “Insurance Coverage” and in Note 14 to the Consolidated Financial Statements. For ease of reference, such disclosure is included in Appendix 3 to this letter.

11. In future filings, please include disclosure related to the potential range of loss from asbestos claims in addition to amounts accrued. The disclosure should be responsive to the requirements of ASC 450-20 and the needs of investors and should clearly address how the disclosures consider the bankruptcy. Also, while the bankruptcy has resulted in the deconsolidation of the subsidiaries, quantified disclosure related to the continuing contingency to the subsidiaries, along with an analysis of the potential impact to the registrant appears necessary. Quantification of amounts important to an investor’s understanding and material to future operations, liquidity and financial position should not be limited to amounts prior to the petition date of the subsidiaries. Please provide us with an example of your intended future disclosure.

Company response:

Please see our response to Comment 9. In addition, we intend to include explanatory disclosure with respect to an estimate of a range of loss in future filings. An example of such explanatory disclosure, which reflects our current circumstances, is as follows: “We do not believe that we can make a reasonable estimate of a specific range of more likely outcomes with respect to the asbestos liability of GST, and therefore we believe GST’s ultimate costs to resolve all asbestos claims against it could range up to the total value of GST.”

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 13

12. Please revise your disclosure of asbestos litigation in future filings to provide the following:

•	A rollforward of number of claims for each of the periods presented that includes, at a minimum, new actions/suits, settlements, and dismissals;

•	The amount or range of amounts claimed for each period presented; and

•	The aggregate costs and settlement amounts for each period presented, as applicable, including the amounts paid by those providing you with indemnifications/insurance coverage.

Refer to SAB Topic 5:Y for guidance.

Company response:

Because of the bankruptcy injunction prohibiting new asbestos claims and the prosecution of pending claims against GST and the related stay of the prosecution of such claims against GST’s affiliates imposed by the court after the Petition Date, all as referenced in our response to Comment 1, since the Petition Date there have been no new claims and pending claims have not proceeded in the state and federal courts. Therefore, since the Petition Date, there is no roll forward of the number of claims, no amounts have been claimed for any of the intervening periods, and there have been no costs (other than the costs of the bankruptcy proceeding) and settlement amounts since that date. In response to the Staff’s comment, however, we will include in our filings during the term of the bankruptcy proceedings information about pending claims as of the Petition Date, as well as disclosures of developments in respect of the claims in the bankruptcy proceeding, the costs recorded during the bankruptcy proceeding, and other specific responsive information. We have included such responsive disclosures in the MD&A section of our Form 10-Q for the period ended June 30, 2012 on pages 36-41. For ease of reference, this excerpt from that Form 10-Q is reproduced in Appendix 3. Similar disclosures were also included in Note 20 to the Consolidated Financial Statements, “Contingencies,” on pages 20-23 of that Form 10-Q.

Exhibit 23.1

13. The consent makes reference to an audit report dated February 29, 2012. Please explain to us whether this should refer to the audit report dated February 27, 2012, on page 57.

Company response:

The Company confirms that the consent should have referred to the audit report dated February 27, 2012. There was no audit report dated February 29, 2012.

Terence O’Brien U.S. Securities and Exchange Commission August 22, 2012 Page 14

*        *        *

In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1519.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Vice President, General Counsel and Secretary

Appendix 1

Certain of our subsidiaries filed petitions to resolve asbestos litigation.

The historical business operations of certain subsidiaries of our subsidiary, Coltec Industries Inc (“Coltec”), principally GST LLC and The Anchor Packing Company (“Anchor”), have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets and packing products, which contained encapsulated asbestos fibers. Anchor is an inactive and insolvent indirect subsidiary of Coltec. There is no remaining insurance coverage available to Anchor and it has no assets. Our subsidiaries’ exposure to asbestos litigation and their relationships with insurance carriers has been actively managed through another Coltec subsidiary, Garrison Litigation Management Group, Ltd. (“Garrison,” collectively with GST LLC and Anchor, “GST”). On the Petition Date, GST LLC, Anchor and Garrison filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte (the “Bankruptcy Court”) to address these claims. These subsidiaries have been deconsolidated from our financial statements since the Petition Date. The amount that will be necessary to fully and finally resolve the asbestos liabilities of these companies is uncertain. Several risks and uncertainties result from these filings that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Those risks and uncertainties include the following:

•

the value of the deconsolidated subsidiaries reflected in our financial statements. Our investment in GST is subject to periodic reviews for impairment. To estimate the fair value, the Company considers many factors and uses both discounted cash flow and market valuation approaches. The Company does not adjust the assumption about asbestos claims values from the amount reflected in the liability it recorded prior to the deconsolidation. The asbestos claims value will be determined in the Chapter 11 process, either through negotiations with claimant representatives or, absent a negotiated resolution, by the Bankruptcy Court after contested proceedings, and accordingly adverse developments with respect to the terms of the resolution of such claims may materially adversely affect the value of our investment in GST;

•

the uncertainty of the number and per claim value of pending and potential future asbestos claims. On the Petition Date, according to Garrison, there were more than 90,000 total claims pending against GST LLC, and approximately 5,800 claims alleging the disease mesothelioma. As a result of the initiation of the Chapter 11 proceedings, the resolution of asbestos claims is subject to the jurisdiction of the Bankruptcy Court and the filing of the Chapter 11 cases automatically stayed the prosecution of pending asbestos bodily injury and wrongful death lawsuits, and initiation of new such lawsuits, against GST. An estimation trial for the purpose of estimating the number and value of allowed mesothelioma claims for plan feasibility purposes has been scheduled for April 2013. GST, on the one hand, and the claimants’ representatives, on the other hand, proposed different approaches to estimating allowed asbestos personal injury claims against GST, and the Bankruptcy

Court ruled that each could present its proposed approach. GST will offer a merits-based approach that focuses on its legal defenses to liability and takes account of claimants’ recoveries from other sources, including trusts established in Chapter 11 cases filed by GST’s co-defendants, in estimating potential future recoveries by claimants from GST. We anticipate that the claimants’ representatives will offer a settlement-based theory of estimation. Our recorded asbestos liability as of the Petition Date was $472.1 million. Neither we nor GST has endeavored to update the estimate since the Petition Date except as necessary to reflect payments of accrued fees and the disposition of cases on appeal. As a result of those necessary updates, the liability estimate as June 30, 2012 was $466.8 million. In each asbestos-driven Chapter 11 case that has been resolved previously, the amount of the debtor’s liability has been determined as part of a consensual plan of reorganization agreed to by the debtor and its creditors, including asbestos claimants and a representative of potential future claimants. GST does not believe that there is a reliable process by which an estimate of such a resolution can be made and therefore believes that there is no basis upon which it can revise the estimate last updated prior to the Petition Date;

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the financial viability of our subsidiaries’ insurance carriers and their reinsurance carriers, and our subsidiaries’ ability to collect on claims from them. Agreements with certain of these insurance carriers and the terms of applicable policies define specific annual amounts to be paid or limit the amount that can be recovered in any one year, and accordingly substantial insurance payments for submitted claims have been deferred and are payable in installments through 2018, and an additional $36.9 of insurance proceeds other payments may be payable only upon the conclusion of the bankruptcy process;

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the potential for asbestos exposure to extend beyond the filed entities arising from corporate veil piercing efforts or other claims by asbestos plaintiffs. During the course of the proceedings before the bankruptcy court, the claimant representatives have asserted that affiliates of GST, including the Company and Coltec, should be held responsible for the asbestos liabilities GST under various theories of derivative corporate responsibility including veil-piercing and alter ego. Claimant representatives filed a motion with the bankruptcy court asking for permission to sue us based on those theories. In a decision dated June 7, 2012, the bankruptcy court denied the claimant representatives’ motion without prejudice, thereby potentially allowing the representatives to re-file the motion after the estimation trial to estimate the amount of liability scheduled for 2013; and

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the costs of the bankruptcy proceeding and the length of time necessary to resolve the case, either through settlement or various court proceedings. From the Petition Date through June 30, 2012, GST has recorded Chapter 11 case-related fees and expenses totaling $39.6 million.

For a further discussion of the filings and our asbestos exposure, see Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview and Outlook,” “ – Contingencies – Asbestos” and “ – Contingencies – Subsidiary Bankruptcy” and Notes 13 and 14 to our Consolidated Financial Statements, included in this report.

Appendix 2

Item 1. Legal Proceedings.

On June 5, 2010, GST LLC, Anchor and Garrison filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of North Carolina in Charlotte (the “Bankruptcy Court”) as a result of tens of thousands of pending and expected future asbestos personal injury claims. The status of these proceedings is set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contingencies – Subsidiary Bankruptcy – Update,” which is incorporated by reference. Other matters relevant to such proceedings are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contingencies – Asbestos,” which is incorporated by reference herein. The Company is also subject to certain environmental and other legal matters which are included in Note 14 to the Consolidated Financial Statements in this report, which is incorporated herein by reference.

In addition to the matters noted and discussed in those sections of this report, we are from time to time subject to, and are presently involved in, other litigation and legal proceedings arising in the ordinary course of business. We believe that the outcome of such other litigation and legal proceedings will not have a material adverse effect on our financial condition, results of operations and cash flows.

Appendix 3

Subsidiary Bankruptcy

Three of our subsidiaries filed voluntary Chapter 11 bankruptcy petitions on the Petition Date as a result of tens of thousands of pending and expected future asbestos personal injury claims. The filings were the initial step in a claims resolution process. The goal of the process is an efficient and permanent resolution of all pending and future asbestos claims through court approval of a plan of reorganization that will establish a trust to which all asbestos claims will be channeled for resolution and payment.

Update. In November 2011, GST filed a proposed plan of reorganization with the Bankruptcy Court. The proposed plan calls for a trust to be formed, to which GST and affiliates would contribute $200 million and which would be the exclusive remedy for future asbestos personal injury claimants – those whose claims arise after confirmation of the plan. The proposed plan provides that each present personal injury claim (any pending claim or one that arises between the Petition Date and plan confirmation) will be assumed by reorganized GST and resolved either by settlement pursuant to a matrix contained in the proposed plan or as otherwise agreed, or by payment in full of any judgment entered after trial in federal court. Based on a preliminary estimate provided by Bates White, the estimation expert retained by counsel to GST, prior to the time that GST filed its proposed plan, GST estimates that the indemnity costs to resolve all present claims pursuant to the settlement matrix in the plan would cost reorganized GST approximately $70 million. Under the proposed plan, all non-asbestos claimants would be paid the full value of their claims.

GST’s proposed plan is opposed by the Official Committee of Asbestos Personal Injury Claimants (the “Claimants’ Committee”) and the Future Claimants’ Representative (the “FCR” and together with the Claimants’ Committee, “claimant representatives”) and is unlikely to be approved in its current form. The claimant representatives have announced their intention to file a competing proposed plan of reorganization.

On April 13, 2012, the Bankruptcy Court granted a motion by GST for the Bankruptcy Court to estimate the allowed amount of present and future asbestos claims against GST for mesothelioma, a rare cancer attributed to asbestos exposure, for purposes of determining the feasibility of a proposed plan of reorganization. The court has tentatively scheduled the estimation trial to begin in April 2013.

GST, on the one hand, and the Claimants’ Committee and FCR, on the other hand, proposed different approaches to estimating allowed asbestos personal injury claims against GST, and the Bankruptcy Court ruled that each could present its proposed approach. GST will offer a merits-based approach that focuses on its legal defenses to liability and takes account of claimants’ recoveries from other sources, including trusts established in Chapter 11 cases filed by GST’s co-defendants, in estimating potential future recoveries by claimants from GST. The Claimants’ Committee and FCR will offer a settlement-based theory of estimation.

During the course of the Chapter 11 proceedings, the claimant representatives have asserted that affiliates of the filed entities, including the Company and Coltec, should be held responsible for the asbestos liabilities of the filed entities under various theories of derivative corporate responsibility including veil-piercing and alter ego. Claimant representatives filed a motion with the Bankruptcy Court asking for permission to sue us based on those theories. In a decision dated June 7, 2012, the Bankruptcy Court denied the claimant representatives’ motion without prejudice, thereby potentially allowing the representatives to re-file the motion after the estimation trial scheduled for 2013. We believe there will be no reason for the claimant representatives to re-file the motion because the derivative claims will likely be moot after the estimation trial, as we believe that the estimation trial will result in an estimate of aggregate liability for asbestos claims that GST is capable of fully funding.

From time to time during the case we have engaged in settlement discussions with asbestos claimant representatives and we anticipate that we will continue to do so; however, there can be no assurance that a settlement will be reached and, if so, when that might occur.

From the Petition Date through June 30, 2012, GST has recorded Chapter 11 case-related fees and expenses totaling $39.6 million. The total includes $19.2 million for fees and expenses of GST’s counsel and experts; $16.5 million for fees and expenses of counsel and experts for the asbestos claimants’ committee, and $3.9 million for the fees and expenses of the future claims representative and his counsel and experts. GST recorded $15.4 million of those case-related fees and expenses in the first half of 2012 and $8.1 million in the second quarter of 2012, compared to $7.6 million and $4.0 million, respectively, in the first half and second quarter of 2011. GST attributes the large year-over-year increase to increased activity in the case, including activity related to discovery disputes, the identification and preparation of experts for estimation, and claimant representatives’ efforts to extend GST’s liability to affiliates.

See the additional information provided earlier under the heading “Garlock Sealing Technologies LLC and Garrison Litigation Management Group, Ltd.”, the discussion under the heading “Asbestos”, which follows, and Notes 13 and 14 to our Consolidated Financial Statements.

Asbestos

Background on Asbestos-Related Litigation. The historical business operations of GST LLC and Anchor resulted in a substantial volume of asbestos litigation in which plaintiffs alleged that exposure to asbestos fibers in products produced or sold by GST LLC or Anchor, together with products produced and sold by numerous other companies, contributed to the bodily injuries or deaths of such plaintiffs. GST LLC and Anchor manufactured and/or sold industrial sealing products that contained encapsulated asbestos fibers. Other subsidiaries of the company that manufactured or sold equipment that may have at various times in the past contained asbestos-containing components have also been named in a number of asbestos lawsuits, but only GST LLC and Anchor have ever paid an asbestos claim.

Since the first asbestos-related lawsuits were filed against GST LLC in 1975, GST LLC and Anchor have processed more than 900,000 claims to conclusion, and, together with insurers,

have paid over $1.4 billion in settlements and judgments and over $400 million in fees and expenses. The Company’s subsidiaries’ exposure to asbestos litigation and their relationships with insurance carriers have been managed through Garrison.

Beginning in 2000, the top-tier asbestos defendants – companies that paid most of the plaintiffs’ damages because they produced and sold huge quantities of highly friable asbestos products – sought bankruptcy protection and stopped paying asbestos claims in the tort system. The bankruptcies of many additional producers of friable asbestos products followed. The plaintiffs could no longer pursue actions against these large defendants during the pendency of their bankruptcy proceedings, even though these defendants had historically been determined to be the largest contributors to asbestos-related injuries. Many plaintiffs pursued GST LLC in civil court actions to recover compensation formerly paid by top-tier bankrupt companies under state law principles of joint and several liability and began identifying GST LLC’s non-friable sealing products as a primary cause of their asbestos diseases, while generally denying exposure to the friable products of companies in bankruptcy. GST LLC believes this targeting strategy effectively shifted damages caused by top tier defendants that produced friable asbestos products to GST LLC, thereby materially increasing GST LLC’s cost of defending and resolving claims.

Almost all of the top-tier defendants that sought bankruptcy relief in the early 2000s have now emerged, or are positioning to emerge, from bankruptcy. Their asbestos liabilities have been assumed by wealthy 524(g) trusts created in the bankruptcies with assets contributed by the emerging former defendants and their affiliates. With the emergence of these companies from bankruptcy, many plaintiffs seek compensation from the 524(g) trusts. These trusts have aggregate assets exceeding $30 billion ($36.8 billion according to a study released in September 2011 by the United States Government Accountability Office) specifically set aside to compensate individuals with asbestos diseases caused by the friable products of those defendants. We believe that as billions of dollars of 524(g) trust assets continue to become available to claimants, defendants will obtain significant reductions in their costs to defend and resolve claims. As of the Petition Date, however, the establishment of these 524(g) trusts had taken longer than anticipated and the trusts had a significant backlog of claims that accumulated while the trusts were being established. Additionally, procedures adopted for the submissions of asbestos claims in bankruptcy cases and against 524(g) trusts make it difficult for GST LLC and other tort-system co-defendants to gain access to information about claims made against bankrupt defendants or the accompanying evidence of exposure to the asbestos-containing products of such bankrupt defendants. We believe that these procedures enable claimants to “double dip” by collecting payments from remaining defendants in the tort system under joint-and-several-liability principles for injuries caused by the former top-tier defendants while also collecting substantial additional amounts from 524(g) trusts established by those former defendants to pay asbestos claims. Because of these factors, while several 524(g) trusts had begun making substantial payments to claimants prior to the Petition Date, GST LLC had not yet experienced a significant reduction in damages being sought from GST LLC.

Subsidiary Chapter 11 Filing and Its Effect. In light of GST LLC’s experience that (a) its cost of defending and resolving claims had not yet declined as anticipated although 524(g) trusts had begun making substantial payments to claimants, and (b) new mesothelioma claims filings against it in recent years had not declined at a rate similar to the rate of decline in disease incidence, GST initiated voluntary proceedings under Chapter 11 of the United States Bankruptcy Code as a means to determine and comprehensively resolve their asbestos liability. The filings were the initial step in a claims resolution process, which is ongoing.

During the pendency of the Chapter 11 proceedings, certain actions proposed to be taken by GST not in the ordinary course of business will be subject to approval by the Bankruptcy Court. As a result, during the pendency of these proceedings, we will not have exclusive control over these companies. Accordingly, as required by GAAP, GST was deconsolidated beginning on the Petition Date.

As a result of the initiation of the Chapter 11 proceedings, the resolution of asbestos claims is subject to the jurisdiction of the Bankruptcy Court. The filing of the Chapter 11 cases automatically stayed the prosecution of pending asbestos bodily injury and wrongful death lawsuits, and initiation of new such lawsuits, against GST. Further, the Bankruptcy Court issued an order enjoining plaintiffs from bringing or further prosecuting asbestos products liability actions against affiliates of GST, including EnPro, Coltec and all their subsidiaries, during the pendency of the Chapter 11 proceedings, subject to further order. As a result, the numbers of new claims filed against our subsidiaries and, except as a result of the resolution of appeals from verdicts rendered prior to the Petition Date, the numbers of claims pending against them have not changed since the Petition Date, and those numbers continue to be as reported in our 2009 Form 10-K and our quarterly reports for the first and second quarters of 2010. See the section entitled “Subsidiary Bankruptcy” in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information and an update on the GST asbestos claims resolution process.

Pending Claims. On the Petition Date, according to Garrison, there were more than 90,000 total claims pending against GST LLC, and approximately 5,800 claims alleging the disease mesothelioma. Mesothelioma is a rare cancer of the protective lining of many of the body’s internal organs, principally the lungs. The primary cause of mesothelioma is believed to be exposure to asbestos. As a result of asbestos tort reform during the 2000s, most active asbestos-related lawsuits, and a large majority of the amount of payments made by our subsidiaries, have been as a result of claims alleging mesothelioma. In total, GST LLC has paid $563.2 million to resolve a total of 15,300 mesothelioma claims, and another 5,700 mesothelioma claims have been dismissed without payment.

In order to estimate the allowed amount for mesothelioma claims against GST, the Bankruptcy Court approved a process whereby all current GST LLC mesothelioma claimants were required to respond to a questionnaire about their claims. Questionnaires were distributed to the mesothelioma claimants identified in Garrison’s claims database. Many of the 5,800 claimants (over 700) have not responded to the questionnaire at all, many others (more than 1,700) have acknowledged that they do not have mesothelioma, or that they cannot establish exposure to GST products, or that their claims were dismissed, settled or withdrawn. Still others have responded to the questionnaire but their responses are deficient in some material respect. As a result of this process, GST LLC and Garrison believe that less than 3,500 claimants now assert that they had mesothelioma claims against GST LLC as of the Petition Date.

Since the Petition Date, many asbestos-related lawsuits have been filed by claimants against other companies in state and federal courts, and many of those claimants might also have included GST LLC as a defendant but for the bankruptcy injunction. Many of those claimants likely will make claims against GST in the bankruptcy proceeding.

We believe that the asbestos-containing products manufactured or sold by GST could not have been a substantial contributing cause of any asbestos-related disease. The asbestos in the products was encapsulated, which means the asbestos fibers incorporated into the products during the manufacturing process were sealed in binders. The products were also nonfriable, which means they could not be crumbled by hand pressure. The U.S. Occupational Safety and Health Administration, which began generally requiring warnings on asbestos-containing products in 1972, has never required that a warning be placed on products such as GST LLC’s gaskets. Even though no warning label was required, GST LLC included one on all of its asbestos-containing products beginning in 1978. Further, gaskets such as those previously manufactured and sold by GST LLC are one of the few asbestos-containing products still permitted to be manufactured under regulations of the U.S. Environmental Protection Agency. Nevertheless, GST LLC discontinued all manufacture and distribution of asbestos-containing products in the U.S. during 2000 and worldwide in mid-2001.

Appeals. GST LLC has had a record of success in trials of asbestos cases, especially before the bankruptcies of many of the historically significant asbestos defendants, those who manufactured raw asbestos, asbestos insulation, refractory products or other dangerous friable asbestos products. However, it has on occasion lost jury verdicts at trial. GST has consistently appealed when it has received an adverse verdict and has enjoyed success in a majority of those appeals. We believe that GST LLC will continue to be successful in the appellate process, although there can be no assurance of success in any particular appeal. GST LLC won reversals of adverse verdicts in one of two recent appellate decisions. In September 2011, the United States Court of Appeals for the Sixth Circuit overturned a $500 thousand verdict against GST LLC that was handed down in 2009 by a Kentucky federal court jury. The federal appellate court found that GST LLC’s motion for judgment as a matter of law should have been granted because the evidence was not sufficient to support a determination of liability. The Sixth Circuit’s chief judge wrote that, “On the basis of this record, saying that exposure to Garlock gaskets was a substantial cause of [claimant’s] mesothelioma would be akin to saying that one who pours a bucket of water into the ocean has substantially contributed to the ocean’s volume.” In May 2011, a three-judge panel of the Kentucky Court of Appeals upheld GST LLC’s $700 thousand share of a jury verdict, which included punitive damages, in a lung cancer case against GST LLC in Kentucky state court. This verdict, which was secured by a bond pending the appeal, was paid in June 2012. At June 30, 2012, three additional GST LLC appeals are pending from adverse decisions totaling $2.4 million.

Insurance Coverage. At June 30, 2012, we had $147.3 million of insurance coverage we believe is available to cover current and future asbestos claims payments and certain expense payments. GST has collected insurance payments totaling $47.3 million since the Petition Date, including $10 million collected in the second quarter of 2012. Of the $147.3 million of available insurance coverage remaining, we consider $144.6 million (98%) to be of high quality because the insurance policies are written or guaranteed by U.S.-based carriers whose credit rating by

S&P is investment grade (BBB-) or better, and whose AM Best rating is excellent (A-) or better. We consider $2.7 million (2%) to be of moderate quality because the insurance policies are written with various London market carriers. Of the $147.3 million, $111.3 million is allocated to claims that were paid by GST LLC prior to the initiation of the Chapter 11 proceedings and submitted to insurance companies for reimbursement, and the remainder is allocated to pending and estimated future claims. There are specific agreements in place with carriers covering $109.6 million of the remaining available coverage. Based on those agreements and the terms of the policies in place and prior decisions concerning coverage, we are of the view that substantially all of the $147.3 million of insurance proceeds will ultimately be collected, although there can be no assurance that the insurance companies will make the payments as and when due. The $147.3 million is in addition to the $14.6 million collected in the first half of 2012. Based on those agreements and policies, some of which define specific annual amounts to be paid and others of which limit the amount that can be recovered in any one year, we anticipate that $36.9 million will become collectible at the conclusion of GST’s Chapter 11 proceeding and that the following amounts will be collected in the years set out regardless of when the case concludes:

2012 – $5.7 million (in the second half of the year)

2013 – $22.7 million

2014 – $20 million

2015 – $20 million

2016 – $18 million

2017 – $13 million

2018 – $11 million.

In addition, GST LLC has received $6.7 million of insurance recoveries from insolvent carriers since 2007 (including $3.9 million in the first six months of 2012) and may receive additional payments from insolvent carriers in the future. No anticipated insolvent carrier collections are included in the $147.3 million of anticipated collections. The insurance available to cover current and future asbestos claims is from comprehensive general liability policies that cover Coltec and certain of its other subsidiaries in addition to GST LLC for periods prior to 1985 and therefore could be subject to potential competing claims of other covered subsidiaries and their assignees.

Liability Estimate. Our recorded asbestos liability as of the Petition Date was $472.1 million. We based that recorded liability on an estimate of probable and estimable asbestos personal injury claims under generally accepted accounting principles, made with the assistance of Garrison and an estimation expert, Bates White, retained by GST LLC’s counsel. The estimate was an estimate of the most likely point in a broad range of potential amounts that GST LLC might have to pay to resolve asbestos claims (by settlement in the majority of the cases except those dismissed or tried) over the following ten-year period in the state court system, plus accrued but unpaid legal fees. The estimate, which was not discounted to present value, did not reflect GST LLC’s views of its actual legal liability; GST LLC has continuously maintained that its products could not have been a substantial contributing cause of any asbestos disease. Instead, the liability estimate reflected GST LLC’s recognition of the fact that most claims would be resolved more efficiently and at a significantly lower cost through settlements without any actual liability determination.

Neither we nor GST has endeavored to update the estimate since the Petition Date except as necessary to reflect payments of accrued fees and the disposition of cases on appeal. As a result of those necessary updates, the liability estimate at June 30, 2012 was $466.8 million. In each asbestos-driven Chapter 11 case that has been resolved previously, the amount of the debtor’s liability has been determined as part of a consensual plan of reorganization agreed to by the debtor and its creditors, including asbestos claimants and a representative of potential future claimants. GST does not believe that there is a reliable process by which an estimate of such a resolution can be made and therefore believes that there is no basis upon which it can revise the estimate last updated prior to the Petition Date.

In a proposed plan of reorganization filed by GST and opposed by claimant representatives, GST has proposed to resolve all pending and future claims. GST has estimated that the amounts to be paid into the trust created by the plan for payments to future claimants plus the indemnity costs incurred under the plan to pay present claimants would be approximately $270 million. See the section entitled “Subsidiary Bankruptcy” in this Management’s Discussion and Analysis of Financial condition and Results of Operations. Claimant representatives, on the other hand, have asserted that GST’s liability exceeds the value of GST.

We have offered to fund $30 million of the proposed settlement in order to resolve any and all derivative claims against it, and to guarantee the obligations of GST under the proposed plan. That offer is incorporated into the terms of the proposed plan and is only offered in the context of that plan, which would result in the equity interests of GST being retained by GST’s equity holder, our reconsolidating GST, and an injunction protecting us from future GST claims.

We cannot predict when a plan of reorganization for GST LLC might be approved and effective; however an estimation trial for the purpose of determining the number and value of allowed mesothelioma claims for plan feasibility purposes has been tentatively scheduled for April 2013. We believe that GST will present compelling defenses at the estimation trial that, among other things, GST’s products could not have been a substantial contributing cause of any asbestos-related disease and that therefore the amounts that will be paid under its proposed plan would be far more than sufficient to fully fund its actual legal liability. There are many potential hurdles to plan confirmation, including appeals, that could arise during and after the estimation trial.

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